

April 19, 2011

<u>Via Facsimile ((310) 312-4224) and U.S. Mail</u>

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, CA 90064

> **RE: National Technical Systems, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Dr. Jack Lin,**
> **Luis A. Hernandez, Sidney Meltzner, and CAS Foundation**
> **Filed April 15, 2011**
> **File No. 001-34882**

Dear Mr. Bava:

We have reviewed your filing and have the following comments.

<u>Soliciting Materials</u>

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements: (i) "the Nominating Shareholders are concerned that the Company is wasting money with expensive outside counsel in an attempt to erect technical obstacles to shareholders who desire to offer proposals for shareholder action at the 2011 Annual Meeting," and (ii) that "the Nominating Shareholders have been made aware that, after a five month delay, the Company attempted to disallow a proposal from another shareholder that would have required the Board to immediately hire an investment banking firm to initiate a search for a buyer in order to maximize shareholder value."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
April 19, 2011
Page 2

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions